

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 22, 2008

Mr. Michael J. Tomczak
Chief Financial Officer
Integrated Surgical Systems, Inc.
401 Wilshire Boulevard, Suite 1020
Santa Monica, CA 90401

      RE: **Integrated Surgical Systems, Inc.**
               Form 8-K dated July 15, 2008
               Filed July 21, 2008
               File No. 1-12471

Dear Mr. Tomczak:

We have reviewed your filing (filings) and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K dated July 15, 2008

1. We note the firm Singer Lewak Greenbaum & Goldstein LLP is not registered with the Public Company Accounting Oversight Board (PCAOB), however, the accounting firm Singer Lewak LLP is registered with the PCAOB. It appears that there may have been a change of entity. We assume that your newly engaged accountant (entity) is planning to register with the PCAOB. If your new accountant submits an application for registration with the PCAOB, the PCAOB will take action on their application for registration not later than 45 days after the date of receipt of the application by the PCAOB. However, if the PCAOB requests additional information, a new 45-day review period will begin when the requested information is received. Given this time frame, if you have not already done so, you should promptly discuss this with your new accountant as they may not be able to issue an audit report on your year-end results in time for the 2008 filing deadlines, or may not be able to perform an interim review in accordance with SAS 100 for your next interim period if they are not registered in time. As defined under PCAOB Rule 1001(P)(ii), an unregistered firm or accountant cannot be engaged in the preparation or issuance of, or play a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report for a prior period. Please respond to our concerns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please submit your response via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant